04011672

MAR 15 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation (Exact Name of Registrant as Specified in Charter)	0000808851 (Registrant CIK Number)
Form 8-K for March 12, 2004 (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	333-106925 (SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

101585 SASCO 2004-GEL1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 12, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Michael Hitzmann

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-GEL1

$116,997,000 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION, SERIES 2004-GEL1
SENIOR/SUBORDINATE CERTIFICATES

To 10% Call

Class	Approx. Size ($) (1)	Coupon	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Legal Final Maturity	Expected Ratings (Moodys/S&P/Fitch)(4)
A	94,475,000	1mL + [ ]%	2.33	1 - 92	21.80%	3/25/2034	Aaa/AAA/AAA
M1	7,605,000	1mL + [ ]%	5.13	41 - 92	15.30%	3/25/2034	Aa2/AA/AA
M2	6,142,000	[4.84]%	5.06	39 - 92	10.05%	3/25/2034	A2/A/A
M3	5,265,000	[5.26]%	5.03	38 - 92	5.55%	3/25/2034	Baa2/BBB/BBB
M4	1,462,000	6.00%	4.99	37 - 92	4.30%	3/25/2034	Baa3/BBB-/BBB-
B(5)	2,048,000	6.00%	0.85	8 - 14	2.55%	3/25/2034	BB+/BB+

To Maturity

Class	Approx. Size ($) (1)	Coupon	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Legal Final Maturity	Expected Ratings (Moodys/S&P/Fitch)(4)
A	94,475,000	1mL + [ ]%	2.51	1 - 177	21.80%	3/25/2034	Aaa/AAA/AAA
M1	7,605,000	1mL + [ ]%	5.58	41 - 147	15.30%	3/25/2034	Aa2/AA/AA
M2	6,142,000	[4.84]%	5.43	39 - 134	10.05%	3/25/2034	A2/A/A
M3	5,265,000	[5.26]%	5.24	38 - 118	5.55%	3/25/2034	Baa2/BBB/BBB
M4	1,462,000	6.00%	5.00	37 - 95	4.30%	3/25/2034	Baa3/BBB-/BBB-
B(5)	2,048,000	6.00%	0.85	8 - 14	2.55%	3/25/2034	BB+/BB+

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 25% CPR for the Mortgage Loans. Assumed Closing Date of 3/12/04 and assumed First Payment Date of 3/25/04.

(3) Initial Credit Enhancement assumes overcollateralization has built to its target of approximately [2.55]%.

(4) The Class A, M1, M2, M3 and M4 Certificates will be rated by Moody's, S&P and Fitch. The Class B Certificates will be rated by S&P and Fitch only.

(5) The Class B Certificates will not be publicly offered pursuant to the Prospectus Supplement but through a private placement pursuant 144A/REG D.

Collateral

The collateral pool is comprised of one to four family, fixed and adjustable rate mortgage loans secured by first and second liens on residential real estate. These mortgage loans were originated or acquired by the seller through a variety of sources. In general the mortgage loans were originated as part of an originators normal course of business and were intended to be based on their standard prime, alt-A, or home equity origination guidelines. These loans generally fall outside of their guidelines due to a variety of factors which include debt to income ratios, consumer credit matters, loan to value ratios, delinquency history, document deficiencies, and loan amount exceptions.

Mortgage Insurance

Approximately 16.77% of the mortgage loans will be covered by a loan level primary mortgage insurance policy. The majority of these policies will be provided by Mortgage Guarantee Insurance Corporation ("MGIC"), Triad Guarantee Insurance Corporation ("Triad") or Radian.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates, until reduced to zero. Once the Class A Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be paid to the Senior Certificates, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately [1.00%] of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A and M1 (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) the Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class M2, M3, M4 and B (the "Fixed Rate Certificates" will be equal to the lesser of (i) their respective specified coupon and (ii) the Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The "Accrual Period" for any Class of Fixed Rate Certificates for each Distribution Date will be the calendar month immediately preceding such Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A Certificates;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B, sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

(7) To pay to the Class A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay as *principal* to the Class B Certificates until reduced to zero;

(10) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Thirty Six Month Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The cap is not subordinated to losses. The thirty six month Interest Rate Cap Agreement will have a strike rate of 6.00% and a ceiling of 9.00%. In the event one-month LIBOR rises above the strike rate, it will contribute cash subject to the ceiling.

The Notional Balance of the cap will amortize according to its schedule below.

On each Payment Date, the cap provider will make payments equal to the product of (a) the cap Notional Balance for that month, (b) the minimum of (x) the excess, if any, of one-month LIBOR for such determination date over the strike rate and (y) 3.00%, and (c) the actual number of days in the corresponding accrual period for the transaction divided by 360.

Month	Notional Balance ($)
1	-
2	98,747,799.20
3	95,506,328.69
4	92,340,393.55
5	89,256,491.82
6	86,244,580.26
7	83,310,704.15
8	80,449,127.63
9	77,654,536.90
10	74,932,339.46
11	72,578,828.08
12	70,326,036.46

Month	Notional Balance ($)
13	68,128,276.17
14	65,984,248.18
15	63,892,649.44
16	61,852,208.30
17	59,861,683.78
18	57,919,864.82
19	56,024,733.43
20	54,176,010.59
21	52,372,562.01
22	50,613,295.88
23	48,897,139.10
24	47,223,044.47

Month	Notional Balance ($)
25	45,589,990.07
26	43,996,978.66
27	42,443,033.01
28	40,927,207.93
29	39,448,487.75
30	38,006,077.22
31	36,599,076.51
32	35,226,624.30
33	33,887,876.10
34	32,582,015.96
35	31,308,243.51
36	30,065,777.75

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, and in the case of the Class A and Class M1 certificates, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the Net Funds Cap, exceeds (b) the amount calculated under the Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class A will double, the margin on the Class M1 will increase to 1.5 times its initial margin and the interest rates on the Class M2, M3, M4 and B will increase to [5.34]%, [5.76]%, [6.50]% and [6.50]%, respectively.

Origination and Servicing

The majority of the mortgage loans were originated by Wells Fargo (39.25%) and Aurora Loan Services (33.27%). The loans are serviced by Wells Fargo (40.29%), Aurora Loan Services (34.10%), and Ocwen (25.61%). It is possible that at some point in the future, all or a portion of the loans will be transferred to another servicer. All Servicing transfers will be subject to rating agency approval.

Credit Enhancement

Subordination

The Class A Certificates will have limited protection by means of the subordination of the Subordinate Certificates. The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the sum of (x) approximately [2.55%] of the cutoff date collateral balance and (y) the cumulative amount previously paid to the Class B Certificate under part (9) of the Interest Payment Priority (the "Class B Accelerated Amount"). On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) [1.00]% of the Cut-Off Date Balance and (2) the lesser of (i) [2.55%] of the Cut-Off Date Balance and (ii) [5.10%] of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [43%] of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realizes Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
March 2007 to February 2008	3.00% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
March 2008 to February 2009	4.50% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
March 2009 to February 2010	5.50% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
March 2010 to February 2011	6.00% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
March 2011 and thereafter	6.25%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, M3 and B and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Class	Notes
A Aaa/AAA/AAA Libor Floater	
M1 Aa2/AA/AA Libor Floater	Classes M1, M2, M3 and M4 are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A2/A/A 4.84% Interest Rate	
M3 Baa2/BBB/BBB 5.26% Interest Rate	
M4 Baa3/BBB-/BBB- 6.00% Interest Rate	
B Ba2/BB+/BB+ 6.00% Interest Rate	The Class B Certificates will be entitled to receive excess interest as *principal* once the overcollateralization target has been reached

Contacts

MBS Trading	Matt Ziffer	(212) 526-8315
	Kevin Portnoy	(212) 526-8315
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-9606
	Martin Priest	(212) 526-0212

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-GEL1
Depositor:	Structured Asset Securities Corporation
Trustee:	U.S. Bank
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: March 25, 2004
Cut-Off Date:	February 1, 2004
Expected Pricing Date:	March [10], 2004
Closing Date:	March [12], 2004
Settlement Date:	March [12], 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – Class A and M1
	24 day delay – Class M2, M3, M4 and B
Dated Date:	February 25, 2004 – Class A and M1
	February 1, 2003 – Class M2, M3, M4 and B
Day Count:	Actual/360 on Classes A and M1
	30/360 on Classes M2, M3, M4 and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	0.25% - 0.50%
Trustee Fee:	0.025% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To Call

Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.68	3.19	2.33	1.70	1.20
Window (mos)	1 - 175	1 - 123	1 - 92	1 - 72	1 - 59
Expected Final Mat.	9/25/2018	5/25/2014	10/25/2011	2/25/2010	1/25/2009
Class M1					
Avg. Life (yrs)	9.68	6.65	5.13	4.66	4.81
Window (mos)	57 - 175	38 - 123	41 - 92	46 - 72	54 - 59
Expected Final Mat.	9/25/2018	5/25/2014	10/25/2011	2/25/2010	1/25/2009
Class M2					
Avg. Life (yrs)	9.68	6.65	5.06	4.35	4.22
Window (mos)	57 - 175	38 - 123	39 - 92	42 - 72	45 - 59
Expected Final Mat.	9/25/2018	5/25/2014	10/25/2011	2/25/2010	1/25/2009
Class M3					
Avg. Life (yrs)	9.68	6.65	5.03	4.21	3.86
Window (mos)	57 - 175	38 - 123	38 - 92	39 - 72	40 - 59
Expected Final Mat.	9/25/2018	5/25/2014	10/25/2011	2/25/2010	1/25/2009
Class M4					
Avg. Life (yrs)	9.62	6.61	4.99	4.13	3.69
Window (mos)	57 - 175	38 - 123	37 - 92	38 - 72	39 - 59
Expected Final Mat.	9/25/2018	5/25/2014	10/25/2011	2/25/2010	1/25/2009
Class B					
Avg. Life (yrs)	0.79	0.82	0.85	0.89	0.94
Window (mos)	8 - 13	8 - 13	8 - 14	8 - 15	8 - 16
Expected Final Mat.	3/25/2005	3/25/2005	4/25/2005	5/25/2005	6/25/2005

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.96	3.43	2.51	1.85	1.26
Window (mos)	1 - 290	1 - 228	1 - 177	1 - 140	1 - 114
Expected Final Mat.	4/25/2028	2/25/2023	11/25/2018	10/25/2015	8/25/2013
Class M1					
Avg. Life (yrs)	10.39	7.23	5.58	5.02	5.63
Window (mos)	57 - 258	38 - 192	41 - 147	46 - 116	54 - 94
Expected Final Mat.	8/25/2025	2/25/2020	5/25/2016	10/25/2013	12/25/2011
Class M2					
Avg. Life (yrs)	10.28	7.13	5.43	4.64	4.44
Window (mos)	57 - 240	38 - 176	39 - 134	42 - 105	45 - 85
Expected Final Mat.	2/25/2024	10/25/2018	4/25/2015	11/25/2012	3/25/2011
Class M3					
Avg. Life (yrs)	10.03	6.93	5.24	4.37	3.97
Window (mos)	57 - 217	38 - 157	38 - 118	39 - 92	40 - 75
Expected Final Mat.	3/25/2022	3/25/2017	12/25/2013	10/25/2011	5/25/2010
Class M4					
Avg. Life (yrs)	9.64	6.63	5.00	4.14	3.69
Window (mos)	57 - 181	38 - 128	37 - 95	38 - 74	39 - 60
Expected Final Mat.	3/25/2019	10/25/2014	1/25/2012	4/25/2010	2/25/2009
Class B					
Avg. Life (yrs)	0.79	0.82	0.85	0.89	0.94
Window (mos)	8 - 13	8 - 13	8 - 14	8 - 15	8 - 16
Expected Final Mat.	3/25/2005	3/25/2005	4/25/2005	5/25/2005	6/25/2005

Available Funds Cap Schedule * (1) (2)

**The Available Funds Cap shown is calculated with basis risk shortfalls coverage provided by the Interest Rate Cap*

Period	Funds Cap (%)	Period	Funds Cap (%)
1	-	31	9.66397
2	8.99972	32	9.89529
3	9.19161	33	9.61383
4	8.95593	34	9.88927
5	9.14674	35	9.60493
6	8.90993	36	9.82116
7	8.88612	37	8.82542
8	9.07521	38	7.97313
9	8.83661	39	8.26197
10	9.02447	40	8.04130
11	8.79463	41	8.31702
12	8.78167	42	8.15362
13	9.45251	43	8.15527
14	8.74984	44	8.42915
15	8.94691	45	8.15892
16	8.71634	46	8.47866
17	8.91256	47	8.20690
18	9.33182	48	8.22546
19	9.31373	49	8.79463
20	9.53116	50	8.22934
21	9.27674	51	8.56055
22	9.49261	52	8.31450
23	9.23715	53	8.82388
24	9.45840	54	8.56983
25	10.22029	55	8.57156
26	9.41629	56	8.86550
27	9.65945	57	8.58127
28	9.48897	58	8.86913
29	9.71944	59	8.58481
30	9.68824	60	8.58659

(1) Based on all indices equal to 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2004-GEL1 Collateral Summary

Total Number of Loans	767	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$116,997,692	Yes	16.8%
Average Loan Principal Balance	$152,539	No	83.2%
Fixed Rate	59.6%		
Adjustable Rate	40.4%	**Prepayment Penalty**	
Prepayment Penalty	34.3%	None	65.7%
Weighted Average Coupon	7.1%	0.001-1.000	2.4%
Weighted Average Margin	5.4%	1.001-2.000	13.0%
Weighted Average Initial Periodic Cap	3.3%	2.001-3.000	17.1%
Weighted Average Periodic Cap	1.3%	3.001-4.000	0.8%
Weighted Average Maximum Rate	13.1%	4.001-5.000	1.0%
Weighted Average Floor	6.1%		
Weighted Average Original Term (mo.)	338.9	**Geographic Distribution**	
Weighted Average Remaining Term (mo.)	329.3	(Other states account individually for less than	
Weighted Average Loan Age (mo.)	9.6	5% of the Cut-off Date principal balance)	
Weighted Average Combined LTV	83.1%	CA	18.5%
Non-Zero Weighted Average FICO	646	TX	14.2%
Non-Zero Weighted Average DTI	39.4%	NY	8.2%
Product Type		**Occupancy Status**	
Fixed Rate	57.7%	Primary Home	86.2%
2/28 ARM	24.1%	Investment	9.8%
3/27 ARM	4.1%	Second Home	4.0%
Other ARM	12.2%		
Balloon	1.9%	**Lien Position**	
		First	99.7%
Delinquent		Second	0.3%
30-59 Days	5.3%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	64	$2,337,624.25	2.00%
50,000.01 - 100,000.00	256	19,883,007.17	16.99
100,000.01 - 150,000.00	159	19,606,235.81	16.76
150,000.01 - 200,000.00	122	20,981,426.51	17.93
200,000.01 - 250,000.00	61	13,704,447.85	11.71
250,000.01 - 300,000.00	35	9,714,820.16	8.30
300,000.01 - 350,000.00	27	8,664,142.38	7.41
350,000.01 - 400,000.00	7	2,731,824.67	2.33
400,000.01 - 450,000.00	10	4,181,593.18	3.57
450,000.01 - 500,000.00	8	3,879,839.46	3.32
500,000.01 - 550,000.00	1	523,480.60	0.45
550,000.01 - 600,000.00	3	1,694,183.51	1.45
600,000.01 - 650,000.00	12	7,645,623.37	6.53
700,000.01 - 750,000.00	2	1,449,443.46	1.24
Total:	**767**	**$116,997,692.38**	**100.00%**

Minimum: $6,755.47
Maximum: $747,514.48
Weighted Average: $152,539.36

Days Delinquent			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0-29	723	$110,776,547.57	94.68%
30 – 59	44	6,221,144.81	5.32
Total:	**767**	**$116,997,692.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.001 - 2.500	1	$79,987.82	0.07%
3.501 - 4.000	8	2,067,507.38	1.77
4.001 - 4.500	20	3,836,642.41	3.28
4.501 - 5.000	35	7,842,388.49	6.70
5.001 - 5.500	35	8,203,206.40	7.01
5.501 - 6.000	57	11,815,395.74	10.10
6.001 - 6.500	71	13,117,351.95	11.21
6.501 - 7.000	70	12,555,990.73	10.73
7.001 - 7.500	64	10,022,760.54	8.57
7.501 - 8.000	78	11,007,738.68	9.41
8.001 - 8.500	93	11,876,683.39	10.15
8.501 - 9.000	101	11,801,305.24	10.09
9.001 - 9.500	58	5,924,954.30	5.06
9.501 - 10.000	34	3,467,086.28	2.96
10.001 - 10.500	19	1,789,953.76	1.53
10.501 - 11.000	11	861,290.72	0.74
11.001 - 11.500	5	456,283.59	0.39
11.501 - 12.000	1	45,635.50	0.04
12.001 - 12.500	1	103,198.89	0.09
12.501 - 13.000	3	59,120.98	0.05
13.001 - 13.500	1	50,354.46	0.04
13.501 - 14.000	1	12,855.13	0.01
Total:	**767**	**$116,997,692.38**	**100.00%**

Minimum: 2.50%
Maximum: 13.75%
Weighted Average: 7.11%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	10	$807,532.18	0.69%
171 – 180	79	10,391,656.37	8.88
181 – 240	22	2,417,643.09	2.07
241 – 300	12	858,004.44	0.73
301 – 360	644	102,522,856.30	87.63
Total:	**767**	**$116,997,692.38**	**100.00%**

Minimum: 84
Maximum: 360
Weighted Average: 339

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 170	38	$3,969,457.41	3.39%
171 – 180	51	7,229,731.14	6.18
181 – 240	25	2,561,882.11	2.19
241 – 300	30	2,540,855.87	2.17
301 – 360	623	100,695,765.85	86.07
Total:	**767**	**$116,997,692.38**	**100.00%**

Minimum: 70
Maximum: 359
Weighted Average: 329

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	1	$59,752.89	0.05%
10.001 - 20.000	2	80,436.83	0.07
20.001 - 30.000	4	338,027.60	0.29
30.001 - 40.000	9	1,856,558.90	1.59
40.001 - 50.000	15	3,592,538.49	3.07
50.001 - 60.000	34	7,839,840.96	6.70
60.001 - 70.000	57	10,038,871.82	8.58
70.001 - 80.000	161	25,297,182.98	21.62
80.001 - 90.000	146	22,610,858.31	19.33
90.001 - 100.000	317	43,149,472.87	36.88
100.001 - 110.000	18	1,855,899.47	1.59
110.001 - 120.000	2	139,860.78	0.12
120.001 - 130.000	1	138,390.48	0.12
Total:	**767**	**$116,997,692.38**	**100.00%**

Minimum:	7.36%
Maximum:	121.30%
Weighted Average:	83.10%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

FICO Score	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 499	20	$3,155,337.27	2.70%
500 - 519	41	5,734,834.01	4.90
520 - 539	50	6,603,434.27	5.64
540 - 559	52	6,652,132.90	5.69
560 - 579	41	5,138,101.38	4.39
580 – 599	51	6,257,668.92	5.35
600 – 619	50	8,188,580.12	7.00
620 – 639	64	9,671,799.80	8.27
640 – 659	74	10,405,985.65	8.89
660 – 679	87	13,408,327.27	11.46
680 – 699	76	10,121,800.37	8.65
700 – 719	45	7,473,887.93	6.39
720 – 739	39	7,229,076.60	6.18
740 – 759	25	5,481,578.11	4.69
760 – 779	25	6,255,653.83	5.35
780 – 799	19	3,882,136.21	3.32
800 >=	8	1,337,357.74	1.14
Total:	**767**	**$116,997,692.38**	**100.00%**

Non- Zero Minimum: 445
Maximum: 842
Non-Zero WA: 646

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	385	$52,372,421.04	44.76%
Cash Out Refinance	230	38,264,958.94	32.71
Rate/Term Refinance	123	19,580,067.76	16.74
Construction Permanent	15	3,539,689.77	3.03
Debt Consolidation	11	1,957,608.28	1.67
Home Improvement	3	1,282,946.59	1.10
Total:	**767**	**$116,997,692.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	611	$89,154,805.79	76.20%
2-4 Family	48	11,877,946.39	10.15
PUD	56	8,278,340.62	7.08
Condominium	36	6,371,189.35	5.45
Manufactured Housing	14	1,124,245.23	0.96
Townhouse	2	191,165.00	0.16
Total:	**767**	**$116,997,692.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
TX	147	$16,594,762.47	14.18%
CA-S	63	15,356,708.06	13.13
NY	37	9,538,977.91	8.15
CA-N	26	6,320,865.05	5.40
PA	29	4,466,162.31	3.82
FL	32	4,462,955.91	3.81
IL	28	4,404,220.93	3.76
NJ	22	3,992,133.53	3.41
VA	18	3,914,919.49	3.35
MN	22	3,530,946.44	3.02
MD	16	3,379,738.50	2.89
AZ	24	3,300,038.57	2.82
CO	19	3,283,386.70	2.81
WA	19	3,140,387.93	2.68
OH	32	3,075,061.17	2.63
NV	16	2,834,290.50	2.42
MI	19	2,271,838.98	1.94
NC	18	2,184,397.32	1.87
GA	16	2,049,736.20	1.75
MA	8	1,802,467.90	1.54
WI	15	1,549,564.37	1.32
MO	15	1,428,407.36	1.22
IN	19	1,350,791.64	1.15
TN	11	1,184,050.02	1.01
AR	10	1,000,182.84	0.85
SC	10	943,463.88	0.81
AL	5	885,775.52	0.76
NH	3	790,867.26	0.68
NE	6	754,588.27	0.64
HI	3	674,685.18	0.58
Other	59	6,531,320.17	5.58
Total:	**767**	**$116,997,692.38**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	499	$76,790,017.33	65.63%
Limited	184	26,344,322.40	22.52
Stated	82	13,362,986.46	11.42
No Documentation	2	500,366.19	0.43
Total:	**767**	**$116,997,692.38**	**100.00%**

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.001 - 2.500	8	$1,397,011.07	2.95%
2.501 - 3.000	58	12,639,380.35	26.73
3.001 >=	216	33,242,375.76	70.31
Total:	**282**	**$47,278,767.18**	**100.00%**

Minimum:	2.25%
Maximum:	11.00%
Weighted Average:	5.38%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.5	8	$1,066,497.74	2.26%
2	58	9,571,936.50	20.25
3	163	24,660,373.20	52.16
5	53	11,979,959.74	25.34
Total:	**282**	**$47,278,767.18**	**100.00%**

Minimum: 1.50%
Maximum: 5.00%
Weighted Average: 3.27%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1	199	$31,269,262.61	66.14%
1.5	18	2,010,798.58	4.25
2	65	13,998,705.99	29.61
Total:	**282**	**$47,278,767.18**	**100.00%**

Minimum: 1.00%
Maximum: 2.00%
Weighted Average: 1.32%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
8.001 - 8.500	1	$79,987.82	0.17%
8.501 - 9.000	3	956,921.84	2.02
9.001 - 9.500	16	3,370,030.48	7.13
9.501 - 10.000	20	4,924,181.19	10.42
10.001 - 10.500	12	2,558,336.22	5.41
10.501 - 11.000	9	1,420,660.93	3.00
11.001 - 11.500	2	447,768.79	0.95
11.501 - 12.000	6	1,052,988.64	2.23
12.001 - 12.500	5	1,453,148.83	3.07
12.501 - 13.000	17	4,120,477.69	8.72
13.001 - 13.500	19	3,268,733.76	6.91
13.501 - 14.000	31	5,133,697.97	10.86
14.001 - 14.500	21	4,124,052.56	8.72
14.501 - 15.000	27	4,105,564.61	8.68
15.001 - 15.500	27	3,046,098.05	6.44
15.501 - 16.000	25	2,836,231.78	6.00
16.001 - 16.500	19	2,328,496.70	4.93
16.501 - 17.000	11	1,360,125.57	2.88
17.001 - 17.500	4	262,980.79	0.56
17.501 - 18.000	3	155,187.75	0.33
18.001 - 18.500	3	222,740.75	0.47
19.001 - 19.500	1	50,354.46	0.11
Total:	**282**	**$47,278,767.18**	**100.00%**

Minimum: 8.50%
Maximum: 19.13%
Weighted Average: 13.07%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.001 - 2.500	8	$1,397,011.07	2.95%
2.501 - 3.000	58	12,639,380.35	26.73
4.001 - 4.500	3	631,806.13	1.34
4.501 - 5.000	42	6,747,660.64	14.27
5.501 - 6.000	2	264,362.78	0.56
6.001 - 6.500	7	1,636,174.02	3.46
6.501 - 7.000	16	3,765,176.64	7.96
7.001 - 7.500	17	2,697,060.54	5.70
7.501 - 8.000	26	3,958,570.86	8.37
8.001 - 8.500	22	3,864,440.97	8.17
8.501 - 9.000	25	3,698,469.84	7.82
9.001 - 9.500	17	1,899,537.23	4.02
9.501 - 10.000	12	1,419,912.55	3.00
10.001 - 10.500	15	1,614,122.29	3.41
10.501 - 11.000	7	640,606.40	1.35
11.001 - 11.500	3	250,921.52	0.53
12.001 - 12.500	1	103,198.89	0.22
13.001 - 13.500	1	50,354.46	0.11
Total:	**282**	**$47,278,767.18**	**100.00%**

Minimum: 2.25%
Maximum: 13.13%
Weighted Average: 6.06%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Months to Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
0.001 - 6.000	3	$221,942.35	0.47%
6.001 - 12.000	30	4,790,284.19	10.13
12.001 - 18.000	61	8,254,602.50	17.46
18.001 - 24.000	100	16,577,705.80	35.06
24.001 - 30.000	20	3,305,863.04	6.99
30.001 - 36.000	13	1,663,043.18	3.52
42.001 - 48.000	2	541,526.69	1.15
48.001 - 54.000	24	5,670,697.15	11.99
54.001 - 60.000	4	1,078,092.68	2.28
66.001 - 72.000	2	270,761.20	0.57
72.001 - 78.000	8	1,649,796.74	3.49
78.001 - 84.000	8	1,414,537.20	2.99
90.001 - 115.000	7	1,839,914.46	3.89
Total:	**282**	**$47,278,767.18**	**100.00%**

```
! SASC04_GEL1.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY ! MAX_CF_VECTSIZE 547
!
!! Created by Intex Deal Maker v3.6.163 , subroutines 3.0g1
!!  03/09/2004  5:10 PM
!
! Modeled in the Intex CMO Modeling Language, (NYFI7W957841)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
COLLAT_GROUPS 1 2
!
!
 DEFINE CONSTANT #OrigCollBal = 116997692.38
 DEFINE CONSTANT #OrigCollBal1 = 47278767.18
 DEFINE CONSTANT #OrigCollBal2 = 69718925.20
!
 DEFINE CONSTANT #OrigBondBal = 116997000.00
 DEFINE CONSTANT #OrigBondBal1 = 47278767.18
 DEFINE CONSTANT #OrigBondBal2 = 69718925.20
!
 DEFINE CONSTANT #SpecSenEnhPct = 43.599904642307%
 DEFINE CONSTANT #SNRTargPct = 56.400095357693%
 DEFINE CONSTANT #MEZ1TargPct = 69.400351764972%
 DEFINE CONSTANT #MEZ2TargPct = 79.899704145447%
 DEFINE CONSTANT #MEZ3TargPct = 88.899881658179%
 DEFINE CONSTANT #MEZ4TargPct = 91.399076249558%
 DEFINE CONSTANT #SUBORDTargPct = 94.900000000000%
 DEFINE #BondBal                = 116997000.00
!
   FULL_DEALNAME:   SASC04-GEL1
!
   DEAL SIZE:       $ 116997000.00
   PRICING SPEED:   25% CPR
!  ISSUE DATE:      20040201
   SETTLEMENT DATE: 20040312
!
 Record date delay: 24
!
DEFINE TR_INDEXDEPS_ALL
!
  DEAL_CLOCK_INFO _
   ISSUE_CDU_DATE         20040201 _
   DEAL_FIRSTPAY_DATE       20040325
!
!
 DEFINE #FloorCollat      = 1% * #OrigCollBal
 DEFINE #TrigDelinqFrac    = 0
 DEFINE #CumLossShft       = 0
 DEFINE #TrigCumLossFrac   = 0
 DEFINE #SDTrigDelinqFrac  = 0
 DEFINE #SDCumLossShft     = 0
 DEFINE #SDTrigCumLossFrac  = 0
!!! **************** CUSTOM SCRIPT ********************
 DEFINE TRANCHE "A", "M1", "M2", "M3", "M4", "B"
```

```
!
 DEFINE #SUBORD_TURBO      = 0
 DEFINE #FloorCollat       = 1% * #OrigCollBal
 DEFINE #SpecOCTarg        = 2.55% * #OrigCollBal
 DEFINE STANDARDIZE OC_ACTUAL_VAL            #OC          = 692.38
 DEFINE DYNAMIC                        #InitOCTarg    = 2.55% * #OrigCollBal + #SUBORD_TURBO
!!! **************** END CUSTOM SCRIPT ********************

 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE EXCESS_INTEREST           #XSSpread     = 0
 DEFINE STANDARDIZE OCT_FLOOR         CONSTANT #FloorOCTarg  = #FloorCollat
 DEFINE STANDARDIZE OCT_VAL          DYNAMIC  #Octval       = #SpecOCTarg
!

 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!
 DEFINE TABLE "OC_SDCUMLOSS0" (49, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
   37.1  0.03
   38.1  0.03125
   39.1  0.0325
   40.1  0.03375
   41.1  0.035
   42.1  0.03625
   43.1  0.0375
   44.1  0.03875
   45.1  0.04
   46.1  0.04125
   47.1  0.0425
   48.1  0.04375
   49.1  0.045
   50.1  0.0458333
   51.1  0.0466667
   52.1  0.0475
   53.1  0.0483333
   54.1  0.0491667
   55.1  0.05
   56.1  0.0508333
   57.1  0.0516667
   58.1  0.0525
   59.1  0.0533333
   60.1  0.0541667
   61.1  0.055
   62.1  0.0554167
   63.1  0.0558333
   64.1  0.05625
   65.1  0.0566667
   66.1  0.0570833
```

```
    67.1  0.0575
    68.1  0.0579167
    69.1  0.0583333
    70.1  0.05875
    71.1  0.0591667
    72.1  0.0595833
    73.1  0.06
    74.1  0.0602083
    75.1  0.0604167
    76.1  0.060625
    77.1  0.0608333
    78.1  0.0610417
    79.1  0.06125
    80.1  0.0614583
    81.1  0.0616667
    82.1  0.061875
    83.1  0.0620833
    84.1  0.0622917
    85.1  0.0625
!
  DEFINE TABLE "OC_CUMLOSS0" (49, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
    37.1  0.03
    38.1  0.03125
    39.1  0.0325
    40.1  0.03375
    41.1  0.035
    42.1  0.03625
    43.1  0.0375
    44.1  0.03875
    45.1  0.04
    46.1  0.04125
    47.1  0.0425
    48.1  0.04375
    49.1  0.045
    50.1  0.0458333
    51.1  0.0466667
    52.1  0.0475
    53.1  0.0483333
    54.1  0.0491667
    55.1  0.05
    56.1  0.0508333
    57.1  0.0516667
    58.1  0.0525
    59.1  0.0533333
    60.1  0.0541667
    61.1  0.055
    62.1  0.0554167
    63.1  0.0558333
    64.1  0.05625
    65.1  0.0566667
    66.1  0.0570833
    67.1  0.0575
    68.1  0.0579167
    69.1  0.0583333
    70.1  0.05875
```

```
    71.1  0.0591667
    72.1  0.0595833
    73.1  0.06
    74.1  0.0602083
    75.1  0.0604167
    76.1  0.060625
    77.1  0.0608333
    78.1  0.0610417
    79.1  0.06125
    80.1  0.0614583
    81.1  0.0616667
    82.1  0.061875
    83.1  0.0620833
    84.1  0.0622917
    85.1  0.0625
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX   LIBOR_6MO      1.26
 INITIAL INDEX   LIBOR_1YR      1.5
 INITIAL INDEX   CMT_1YR        1.5
 INITIAL INDEX   CMT_5YR        3.5
 INITIAL INDEX   LIBOR_1MO      1.17
!
!
Tranche "A" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 94475000.00  FREQ M FLOAT RESET M _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.8 ELSE
0.4 ))
   0    999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 7605000.00  FREQ M FLOAT RESET M _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.3 ELSE
0.65 ))
   0    999
!
Tranche "M2" MEZ_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 6142000.00 at 4.84  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
  ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.34 ELSE 4.84 )
   0   999
!
Tranche "M3" MEZ_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 5265000.00 at 5.26  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
  ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.76 ELSE 5.26 )
   0   999
```

```
!
Tranche "M4" MEZ_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 1462000.00 at 6  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 6.5 ELSE 6 )
   0   999
!
Tranche "B" JUN_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 2048000.00 at 6  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 6.5 ELSE 6 )
   0   999
!
Tranche "R" SEN_RES
  Block 116997692.38 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040301  Next 20040325
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040312
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040312
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040312
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"          = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 CLASS "SNR"     NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           = "A"
 CLASS "MEZ1"    NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           = "M1"
 CLASS "MEZ2"    NO_BUILD_TRANCHE _
           = "M2"
 CLASS "MEZ3"    NO_BUILD_TRANCHE _
           = "M3"
 CLASS "MEZ4"    NO_BUILD_TRANCHE _
           = "M4"
 CLASS "SUBORD"   NO_BUILD_TRANCHE _
           = "B"
 CLASS "RESID"   NO_BUILD_TRANCHE _
           = "R#1"
!
!
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
```

```
        = "SNR" "MEZ1" "MEZ2" "MEZ3" "MEZ4" "SUBORD"  "RESID"
!
 CROSSOVER When 0
!
TRIGGER "StepUp-DlqRatio" _
     FULL_NAME  "Step Up Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #TrigDelinqFrac); _
     ORIG_TARGETVAL  9.374% _
     TARGETVAL      (9.374%); _
     TRIGVAL        LODIFF
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME  "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  3.00000% _
     TARGETVAL      (#CumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) the quotient of (A) the aggregate principal balance of all_
 mortgage loans 90 or more days delinquent, averaged over previous 1 months _
 and (B) the principal balance of the loans, exceeds 9.374%._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        3.00000%;  _
                 38        3.12500%;  _
                 39        3.25000%;  _
                 40        3.37500%;  _
                 41        3.50000%;  _
                 42        3.62500%;  _
                 43        3.75000%;  _
                 44        3.87500%;  _
                 45        4.00000%;  _
                 46        4.12500%;  _
                 47        4.25000%;  _
                 48        4.37500%;  _
                 49        4.50000%;  _
                 50        4.58333%;  _
                 51        4.66667%;  _
                 52        4.75000%;  _
                 53        4.83333%;  _
                 54        4.91667%;  _
                 55        5.00000%;  _
                 56        5.08333%;  _
                 57        5.16667%;  _
                 58        5.25000%;  _
                 59        5.33333%;  _
                 60        5.41667%;  _
                 61        5.50000%;  _
                 62        5.54167%;  _
```

```
                    63        5.58333%; _
                    64        5.62500%; _
                    65        5.66667%; _
                    66        5.70833%; _
                    67        5.75000%; _
                    68        5.79167%; _
                    69        5.83333%; _
                    70        5.87500%; _
                    71        5.91667%; _
                    72        5.95833%; _
                    73        6.00000%; _
                    74        6.02083%; _
                    75        6.04167%; _
                    76        6.06250%; _
                    77        6.08333%; _

                    78        6.10417%; _
                    79        6.12500%; _
                    80        6.14583%; _
                    81        6.16667%; _
                    82        6.18750%; _
                    83        6.20833%; _
                    84        6.22917%; _
                    85        6.25000%; _
"
_
     IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
 % of the current collateral balance if a stepdown has_
 occurred. It has no effect if a stepdown has not occurred." _
     TRIGVAL FORMULA ( min(TRIGGER("StepUp-DlqRatio","TRIGVAL"),
TRIGGER("StepUp-CumLoss","TRIGVAL")));
!
TRIGGER "StepDown-DlqRatio" _
     FULL_NAME  "Step Down Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigDelinqFrac); _
     ORIG_TARGETVAL  9.374% _
     TARGETVAL       (9.374%); _
     TRIGVAL        LODIFF
!
TRIGGER "StepDown-CumLoss" _
     FULL_NAME  "Step Down Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #SDTrigCumLossFrac); _
     ORIG_TARGETVAL  3.00000% _
     TARGETVAL       (#SDCumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
     FULL_NAME  "Step Down Trigger" _
     DEFINITION "A Step Down Trigger exists, if_
;(1) the quotient of (A) the aggregate principal balance of all_
 mortgage loans 90 or more days delinquent, averaged over previous 1 months _
 and (B) the principal balance of the loans, exceeds 9.374%._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
```

Month <=	%;_	
37	3.00000%;	_
38	3.12500%;	_
39	3.25000%;	_
40	3.37500%;	_
41	3.50000%;	_
42	3.62500%;	_
43	3.75000%;	_
44	3.87500%;	_
45	4.00000%;	_
46	4.12500%;	_
47	4.25000%;	_
48	4.37500%;	_
49	4.50000%;	_
50	4.58333%;	_
51	4.66667%;	_
52	4.75000%;	_
53	4.83333%;	_
54	4.91667%;	_
55	5.00000%;	_
56	5.08333%;	_
57	5.16667%;	_
58	5.25000%;	_
59	5.33333%;	_
60	5.41667%;	_
61	5.50000%;	_
62	5.54167%;	_
63	5.58333%;	_
64	5.62500%;	_
65	5.66667%;	_
66	5.70833%;	_
67	5.75000%;	_
68	5.79167%;	_
69	5.83333%;	_
70	5.87500%;	_
71	5.91667%;	_
72	5.95833%;	_
73	6.00000%;	_
74	6.02083%;	_
75	6.04167%;	_
76	6.06250%;	_
77	6.08333%;	_
78	6.10417%;	_
79	6.12500%;	_
80	6.14583%;	_
81	6.16667%;	_
82	6.18750%;	_
83	6.20833%;	_
84	6.22917%;	_
85	6.25000%;	_

"
_

IMPACT "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_ the specified custom stepdown target." _

TRIGVAL FORMULA (min(TRIGGER("StepDown-DlqRatio","TRIGVAL"), TRIGGER("StepDown-CumLoss","TRIGVAL")));

```
!
 OPTIONAL REDEMPTION:    "Cleanup" _
                 WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
                 PRICE_P ( COLL_BAL ); _
                 PRICE_I ( COLL_BAL * COLL_NETRATE / 1200 * 24 / 30 ); _
                 DISTR_I ACCRUE
!
!
INTEREST_SHORTFALL GROUP 1 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS          NO_Compensate SUBORDINATED ACCUM
!
INTEREST_SHORTFALL GROUP 2 FULL_PREPAY    Compensate Pro_rata _
                   PARTIAL_PREPAY Compensate Pro_rata _
                   LOSS          NO_Compensate SUBORDINATED ACCUM
!
DEFINE MACRO BLOCK #SNR_Prn =
{
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  SEQUENTIAL ( "A#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ1_Prn =
{
------------------------------------
     from :  CLASS ( "MEZ1" )
      pay :  SEQUENTIAL ( "M1#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ2_Prn =
{
------------------------------------
     from :  CLASS ( "MEZ2" )
      pay :  SEQUENTIAL ( "M2#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ3_Prn =
{
------------------------------------
     from :  CLASS ( "MEZ3" )
      pay :  SEQUENTIAL ( "M3#1" )
------------------------------------
}
DEFINE MACRO BLOCK #MEZ4_Prn =
{
------------------------------------
     from :  CLASS ( "MEZ4" )
      pay :  SEQUENTIAL ( "M4#1" )
------------------------------------
}
DEFINE MACRO BLOCK #SUBORD_Prn =
{
------------------------------------
     from :  CLASS ( "SUBORD" )
```

```
      pay :  SEQUENTIAL ( "B#1" )
------------------------------------
}
!
!
 CMO Block Payment Rules
------------------------------------
  calculate :  #Princ            = COLL_P
!
  calculate :  #Interest          = COLL_I
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("A#1", "M1#1", "M2#1", "M3#1", "M4#1",
"B#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("ROOT") - EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal      = #FloorOCTarg
!
  calculate :  #StepOCTarg        = 5.10% * COLL_BAL + #SUBORD_TURBO
!
  calculate :  #StepDownDatePass   = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
  calculate :  #SpecOCTarg        = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
  calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg        = #Octval
!
  calculate :  #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
  calculate :  #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("ROOT") + #OCSurplus - EXPENSE("Mgmt_Fee"))
!
  calculate :  #SubDefic          = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL )
!
  calculate :  #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate :  #XSIntRem          = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate :  #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate :  #XSIntRem          = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate :  #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate :  #ClassSNRPDA       = BBAL("A") _
                         - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate :  #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("A"), #ClassSNRPDA ))
```

```
  calculate :  #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
  calculate :  #SenEnhancePct      = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate :  #StepDownBal       = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
  calculate :  #SDTrigDelinqFrac   = AVG_COLL("RATE",-1,3,1)
!
  calculate :  #SDCumLossShft      = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
  calculate :  #SDTrigCumLossFrac   = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate :  #SDTrigEvent       = TRIGGER("STEPDOWN_TRIGGER")
!
  calculate :  #StepDown          = #StepDown OR (( #StepDownDatePass AND #StepDownBal )  AND
NOT #SDTrigEvent )
!
  calculate :  #TrigDelinqFrac     = AVG_COLL("RATE",-1,3,1)
!
  calculate :  #CumLossShft       = LOOKUP_TBL( "STEP",  CURMONTH     , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
  calculate :  #TrigCumLossFrac     = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate :  #TrigEvent         = TRIGGER("STEPUP_TRIGGER")
!
  calculate :  #SpecOCTarg        = IF #StepDown _
                      THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal ) _
                      ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
  calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg        = #Octval
!
  calculate :  #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate :  #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("ROOT") + #OCSurplus - EXPENSE("Mgmt_Fee"))
!
  calculate :  #SubDefic          = MAX ( 0, ( BBAL("ROOT") - #Princ ) - COLL_BAL )
!
  calculate :  #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate :  #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate :  #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
```

```
!
  calculate :  #ClassSNRPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt _
                      ELSE BBAL("A") _
                      - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate :  #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("A"), #ClassSNRPDA ))
  calculate :  #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
  calculate :  #ClassMEZ1PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA _
                      ELSE BBAL("A", "M1") - #ClassSNRPDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #MEZ1TargPct * COLL_BAL)
  calculate :  #ClassMEZ1PDA       = MAX( 0.0, MIN(BBAL("M1"), #ClassMEZ1PDA ))
  calculate :  #ClassMEZ1PDA       = MAX( 0, MIN( #ClassMEZ1PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
  calculate :  #ClassMEZ2PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA _
                      ELSE BBAL("A", "M1", "M2") - #ClassSNRPDA - #ClassMEZ1PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #MEZ2TargPct * COLL_BAL)
  calculate :  #ClassMEZ2PDA       = MAX( 0.0, MIN(BBAL("M2"), #ClassMEZ2PDA ))
  calculate :  #ClassMEZ2PDA       = MAX( 0, MIN( #ClassMEZ2PDA, #DistribAmt - #ClassSNRPDA -
#ClassMEZ1PDA ) )
!
!
  calculate :  #ClassMEZ3PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA _
                      ELSE BBAL("A", "M1", "M2", "M3") - #ClassSNRPDA - #ClassMEZ1PDA -
#ClassMEZ2PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #MEZ3TargPct * COLL_BAL)
  calculate :  #ClassMEZ3PDA       = MAX( 0.0, MIN(BBAL("M3"), #ClassMEZ3PDA ))
  calculate :  #ClassMEZ3PDA       = MAX( 0, MIN( #ClassMEZ3PDA, #DistribAmt - #ClassSNRPDA -
#ClassMEZ1PDA - #ClassMEZ2PDA ) )
!
!
  calculate :  #ClassMEZ4PDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA -
#ClassMEZ3PDA _
                      ELSE BBAL("A", "M1", "M2", "M3", "M4") - #ClassSNRPDA - #ClassMEZ1PDA -
#ClassMEZ2PDA - #ClassMEZ3PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #MEZ4TargPct * COLL_BAL)
  calculate :  #ClassMEZ4PDA       = MAX( 0.0, MIN(BBAL("M4"), #ClassMEZ4PDA ))
  calculate :  #ClassMEZ4PDA       = MAX( 0, MIN( #ClassMEZ4PDA, #DistribAmt - #ClassSNRPDA -
#ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA ) )
!
!
  calculate :  #ClassSUBORDPDA     = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                      THEN #DistribAmt - #ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA -
#ClassMEZ3PDA - #ClassMEZ4PDA _
                      ELSE BBAL("A", "M1", "M2", "M3", "M4", "B") - #ClassSNRPDA -
#ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA _
                      - MIN(COLL_BAL - #FloorOCTotal, #SUBORDTargPct * COLL_BAL)
  calculate :  #ClassSUBORDPDA     = MAX( 0.0, MIN(BBAL("B"), #ClassSUBORDPDA ))
  calculate :  #ClassSUBORDPDA     = MAX( 0, MIN( #ClassSUBORDPDA, #DistribAmt -
```

```
#ClassSNRPDA - #ClassMEZ1PDA - #ClassMEZ2PDA - #ClassMEZ3PDA - #ClassMEZ4PDA ) )
!
!
 calculate : "SNR" _
NO_CHECK CUSTOM  AMOUNT      = #ClassSNRPDA
!
 calculate : "MEZ1" _
NO_CHECK CUSTOM  AMOUNT      = #ClassMEZ1PDA
!
 calculate : "MEZ2" _
NO_CHECK CUSTOM  AMOUNT      = #ClassMEZ2PDA
!
 calculate : "MEZ3" _
NO_CHECK CUSTOM  AMOUNT      = #ClassMEZ3PDA
!
 calculate : "MEZ4" _
NO_CHECK CUSTOM  AMOUNT      = #ClassMEZ4PDA
!
 calculate : "SUBORD" _
NO_CHECK CUSTOM  AMOUNT      = #ClassSUBORDPDA
!
------------------------------------
     pay : CLASS INTEREST  PRO_RATA  ( "SNR" )
     pay : CLASS INTSHORT  PRO_RATA  ( "SNR" )
     pay : CLASS INTEREST  PRO_RATA  ( "MEZ1" )
     pay : CLASS INTSHORT  PRO_RATA  ( "MEZ1" )
     pay : CLASS INTEREST  PRO_RATA  ( "MEZ2" )
     pay : CLASS INTSHORT  PRO_RATA  ( "MEZ2" )
     pay : CLASS INTEREST  PRO_RATA  ( "MEZ3" )
     pay : CLASS INTSHORT  PRO_RATA  ( "MEZ3" )
     pay : CLASS INTEREST  PRO_RATA  ( "MEZ4" )
     pay : CLASS INTSHORT  PRO_RATA  ( "MEZ4" )
     pay : CLASS INTEREST  PRO_RATA  ( "SUBORD" )
     pay : CLASS INTSHORT  PRO_RATA  ( "SUBORD" )
------------------------------------
    from : CLASS ( "ROOT" )
     pay : EXPENSE ( "Mgmt_Fee" )
------------------------------------
     pay : CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
------------------------------------
 {#SNR_Prn}
------------------------------------
     pay : CLASS PRINCIPAL SEQUENTIAL  ( "MEZ1" )
------------------------------------
 {#MEZ1_Prn}
------------------------------------
     pay : CLASS PRINCIPAL SEQUENTIAL  ( "MEZ2" )
------------------------------------
 {#MEZ2_Prn}
------------------------------------
     pay : CLASS PRINCIPAL SEQUENTIAL  ( "MEZ3" )
------------------------------------
 {#MEZ3_Prn}
------------------------------------
     pay : CLASS PRINCIPAL SEQUENTIAL  ( "MEZ4" )
```

```
-----------------------------------
 {#MEZ4_Prn}
-----------------------------------
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SUBORD" )
-----------------------------------
 {#SUBORD_Prn}
-----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "SNR"; "MEZ1" )
-----------------------------------
----------------------------------- Custom Payrule: TURBO_B

calculate : #SUBORD_BAL_B = BBAL("B#1")
-----------------------------------
FROM : CLASS ("ROOT")
 PAY : CLASS BALANCE SEQUENTIAL ("SUBORD")
-----------------------------------
 {#SUBORD_Prn}
-----------------------------------
calculate : #SUBORD_BAL_E = BBAL("B#1")
calculate : #SUBORD_TURBO = #SUBORD_TURBO + MAX( 0, #SUBORD_BAL_B - #SUBORD_BAL_E
)
-----------------------------------


-----------------------------------
!
      from :  CLASS ( "ROOT" )
       pay :  AS_INTEREST ("R#1")
-----------------------------------
  calculate : #WriteDown = MAX(0.0, BBAL("A#1","M1#1","M2#1","M3#1","M4#1","B#1") - COLL_BAL)
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
-----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
-----------------------------------
  calculate : #BondBal    = BBAL("A#1","M1#1","M2#1","M3#1","M4#1","B#1")
  calculate : #OC         = MAX( 0, COLL_BAL - #BondBal )
-----------------------------------
!
 Collateral OVER
!
!     Factor     --Delay--
! Type  Date      P/Y    BV   Use BV for 0
 WL  20040201    9999 9999   FALSE
```

!
! Pool# Type Gross Current Original --Fee-- Maturity Orig ARM Gross #mos #mos P#mos P#mos Life Reset Life Max Look
! Coupon Factor Balance P/Y BV P/Y BV Term Index Margin ToRst RstPer ToRst RstPer Cap Cap Floor Negam Back
!! BEGINNING OF COLLATERAL
M 1 "1-1 YR ARM 1YR CMT" WL 00 WAC 5.62500 (142290.33 / 142290.33); 142290.33 0.275 0.275 341:1 341:1 342 NO_CHECK ARM CMT_1YR 2.75 12 12 SYNC_INT 11.63 2.000 2.75 0 0 GROUP 1 TEASER
M 2 "1-10/1 ARM 1 YR CMT" WL 00 WAC 5.14330 (1391877.24 / 1391877.24); 1391877.24 0.275 0.275 353:7 353:7 360 NO_CHECK ARM CMT_1YR 2.75 114 12 SYNC_INT 10.14 2.000 2.75 0 0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 3 "1-10/1 ARM 1 YR CMT - PMI" WL 00 WAC 5.85330 (448037.22 / 448037.22); 448037.22 0.275 0.275 347:13 347:13 360 NO_CHECK ARM CMT_1YR 2.75 108 12 SYNC_INT 10.85 2.000 2.75 0 0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 4 "1-2/28 ARM 6 MO LIBOR" WL 00 WAC 8.12481 (25033502.45 / 25033502.45); 25033502.45 0.4981 0.4981 353:7 353:7 360 NO_CHECK ARM LIBOR_6MO 6.678 18 6 SYNC_INT 14.39 1.019 7.74 0 0 INIT_PERCAP 2.847 GROUP 1 TEASER
M 5 "1-2/28 ARM 6 MO LIBOR - PMI" WL 00 WAC 7.51594 (3194908.00 / 3194908.00); 3194908.00 1.5891 1.5891 353:7 353:7 360 NO_CHECK ARM LIBOR_6MO 5.17 18 6 SYNC_INT 14.33 1.000 5.51 0 0 INIT_PERCAP 2.189 GROUP 1 TEASER
M 6 "1-3/1 ARM 1 YR CMT" WL 00 WAC 4.24858 (1279661.70 / 1279661.70); 1279661.70 0.275 0.275 350:10 350:10 360 NO_CHECK ARM CMT_1YR 2.75 27 12 SYNC_INT 10.25 2.000 2.75 0 0 GROUP 1 TEASER
M 7 "1-3/1 ARM 1 YR CMT - PMI" WL 00 WAC 3.89821 (363649.90 / 363649.90); 363649.90 0.275 0.275 352:8 352:8 360 NO_CHECK ARM CMT_1YR 2.75 29 12 SYNC_INT 9.9 2.000 2.75 0 0 GROUP 1 TEASER
M 8 "1-3/27 ARM 6 MO LIBOR" WL 00 WAC 8.06306 (4761743.25 / 4761743.25); 4761743.25 0.48376 0.48376 351:9 351:9 360 NO_CHECK ARM LIBOR_6MO 6.567 28 6 SYNC_INT 14.53 1.111 7.51 0 0 INIT_PERCAP 2.432 GROUP 1 TEASER
M 9 "1-3/27 ARM 6 MO LIBOR - PMI" WL 00 WAC 8.78000 (37685.43 / 37685.43); 37685.43 2.475 2.475 343:17 343:17 360 NO_CHECK ARM LIBOR_6MO 2.5 20 6 SYNC_INT 15.78 1.000 2.5 0 0 INIT_PERCAP 2.000 GROUP 1 TEASER
M 10 "1-5/1 ARM 1 YR LIBOR" WL 00 WAC 4.84346 (798938.29 / 798938.29); 798938.29 0.275 0.275 350:10 350:10 360 NO_CHECK ARM LIBOR_1YR 2.25 51 12 SYNC_INT 9.84 2.000 2.25 0 0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 11 "1-5/1 ARM 1 YR LIBOR - PMI" WL 00 WAC 4.38103 (716865.82 / 716865.82); 716865.82 0.275 0.275 353:7 353:7 360 NO_CHECK ARM LIBOR_1YR 2.359 54 12 SYNC_INT 9.38 2.000 2.36 0 0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 12 "1-5/1 ARM CMT" WL 00 WAC 4.51728 (4746883.82 / 4746883.82); 4746883.82 0.275 0.275 352:8 352:8 360 NO_CHECK ARM CMT_1YR 2.75 53 12 SYNC_INT 9.6 2.000 2.75 0 0 INIT_PERCAP 4.853 GROUP 1 TEASER
M 13 "1-5/1 ARM CMT - PMI" WL 00 WAC 4.41987 (530223.48 /

530223.48); 530223.48 0.275 0.275 352:8 352:8 360 NO_CHECK
ARM CMT_1YR 2.75 53 12 SYNC_INT 9.42 2.000 2.75 0
0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 14 "1-5/25 ARM 6 MO LIBOR" WL 00 WAC 6.00100 (252222.06 /
252222.06); 252222.06 0.525 0.525 355:5 355:5 360 NO_CHECK
ARM LIBOR_6MO 6 56 6 SYNC_INT 12 1.000 6 0 0
INIT_PERCAP 3.000 GROUP 1 TEASER
M 15 "1-5/5 ARM CMT - PMI" WL 00 WAC 4.25000 (245183.05 /
245183.05); 245183.05 0.275 0.275 352:8 352:8 360 NO_CHECK
ARM CMT_5YR 2.75 53 60 SYNC_INT 9.25 2.000 2.75 0
0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 16 "1-7/1 ARM 1 YR CMT" WL 00 WAC 5.24091 (2275104.59 /
2275104.59); 2275104.59 0.275 0.275 353:7 353:7 360 NO_CHECK
ARM CMT_1YR 2.75 78 12 SYNC_INT 10.24 2.000 2.75 0
0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 17 "1-7/1 ARM 1 YR CMT - PMI" WL 00 WAC 5.33276 (1059990.55 /
1059990.55); 1059990.55 0.275 0.275 351:9 351:9 360 NO_CHECK
ARM CMT_1YR 2.75 76 12 SYNC_INT 10.33 2.000 2.75 0
0 INIT_PERCAP 5.000 GROUP 1 TEASER
M 18 "1-BALLOON" WL 00 WAC 8.21066 (1903089.44 /
1903089.44); 1903089.44 0.49273 0.49273 323:12 323:12 335
NO_CHECK
BALLOON SCHED_BOTH 170 GROUP 2
M 19 "1-BALLOON - PMI" WL 00 WAC 8.82187 (154824.03 /
154824.03); 154824.03 1.33124 1.33124 352:8 352:8 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP 2
M 20 "1-FIXED" WL 00 WAC 7.14984 (54456152.29 /
54456152.29); 54456152.29 0.42064 0.42064 319:11 319:11 330
NO_CHECK
GROUP 2
M 21 "1-FIXED - PMI" WL 00 WAC 6.78012 (12869707.55 /
12869707.55); 12869707.55 0.7119 0.7119 317:11 317:11 328
NO_CHECK
GROUP 2
M 22 "2-BALLOON" WL 00 WAC 9.16363 (195214.76 /
195214.76); 195214.76 0.525 0.525 347:13 347:13 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP 2
M 23 "2-FIXED" WL 00 WAC 11.40553 (139937.13 /
139937.13); 139937.13 0.525 0.525 217:6 217:6 223 NO_CHECK
GROUP 2